ODEON CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Odeon Capital Group LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

750 Lexington Avenue 27th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Aaron Dorfman	212-257-5035	adorfman@odeoncap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkower LLC
(Name – if individual, state last, first, and middle name)

507 US-1 #4103	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

09/18/2003	217
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Sullivan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Odeon Capital Group LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CFO

JACEY WOJCIK
Notary Public, State of New York
Registration No. 01WO0026169
Qualified in New York County
Commission Expires June 25, 2028

Jacey Wojcik
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



517 Route One, Suite 4103
Iselin, NJ 08830
📞 (732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Odeon Capital Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Odeon Capital Group, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2025.

Berkower LLC

Berkower LLC

Iselin, New Jersey
April 21, 2026

ODEON CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$	4,577,473
Restricted cash		505,496
Clearing deposits		750,000
Due from broker, net of allowance for credit losses of $5,961,079		8,875,480
Commissions receivable		2,784,220
Securities owned, at fair value		5,659,445
Due from related parties		390,988
Other assets, net of allowance for credit losses of $150,000		1,066,286
Right-of-use assets - operating leases		3,581,366
Property, equipment and leasehold improvements, net		200,336
Total Assets	$	28,391,090

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Securities sold not yet purchased, at fair value	$	1,132,195
Accounts payable and accrued expenses		7,650,160
Commission payable		4,131,988
Accrued NYC unincorporated business tax		408,781
Operating lease liabilities		4,187,975
Total Liabilities		17,511,099
MEMBERS' EQUITY		10,879,991
Total Liabilities and Members' Equity	$	28,391,090

See accompanying notes to the financial statements.

ODEON CAPITAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

Note 1 – Nature of Business

Odeon Capital Group, LLC (the "Company") is a New York Limited Liability Company registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC"). Members have limited personal liability for the obligations and debts of the Company. The Company is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the Company's customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company is also exempt because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopted amendments to 17 C.F.R. §240.17a-5 include (1) proprietary trading; (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; referring securities transactions to other broker-dealers, or providing technology or platform services; and (4) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Note 2 – Summary of Significant Accounting Policies

a) Basis of Presentation

These financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC").

b) Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Note 2 – Summary of Significant Accounting Policies (continued)

c) Revenue Recognition

In ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"), the revenue recognition guidance requires that an entity recognize revenue due to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the contract price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Significant Judgments

Revenue from contracts with customers includes commission income and fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment may be required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints should be applied due to uncertain future events.

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date since that is when the underlying financial instrument or purchaser is identified, the pricing and significant terms are agreed upon, and the risks and rewards of ownership of the securities have been transferred to or from the customer.

Investment Banking

The Company underwrites securities for entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter or selling group member. In a firm commitment underwriting, revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the share the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Note 2 – Summary of Significant Accounting Policies (continued)

c) **Revenue Recognition (concluded)**

Investment Banking (concluded)
The Company provides advisory services to some of its investment banking clients. The Company recognizes revenue in the month those advisory services are provided.

The Company assists some investment banking clients in raising capital (private placements of securities). Revenue is recognized when the capital is raised. Some capital raise contracts provide for the Company to receive monthly retainers leading up to the capital raise. In these instances, the Company recognizes revenues from the retainer fees either when the capital is raised or the contract is terminated.

Securities Transactions
Securities transactions (and the recognition of related trading income and expenses) are recorded on a trade date basis. Commission income and related expenses are recorded on a trade date basis.

Other Income
The Company provides research services to clients. Some clients allocate funds for research services received. From time to time, those clients choose to pay the Company based on internal measurements of how much research was provided and how useful the research was to that client. The client will email the Company a request to be invoiced a particular amount for research services provided for a particular period. The Company recognizes revenues for research services provided upon receiving a request for an invoice.

The Company provides foreign exchange spot transactions and forward contracts for corporate clients and individuals. These transactions are executed and settled through two different banks and two foreign broker. The Company recognizes revenues for foreign exchange transactions on a trade date basis.

Note 2 – Summary of Significant Accounting Policies (continued)

d) Income Taxes

For federal and state income tax purposes, the Company is treated as a partnership and as such is not subject to U.S. federal and state income tax. Therefore, no provision for federal and state income tax is recorded. Instead, each member includes the Company's taxable profits or losses in its tax or information returns. The Company is subject to an entity level tax and non-resident partner taxes for certain states. The Company is also subject to the NYC unincorporated business tax. For the year-ended December 31, 2025, the Company had accrued $408,781 for NYC unincorporated business tax. The Manager periodically evaluates tax positions that the Company has taken, expects to take or that are otherwise relevant to the Company for purposes of determining whether any relevant tax positions would "more-likely-than-not" be sustained by the applicable tax authority. Company management has analyzed such tax positions and has concluded that no unrecognized tax benefits should be recorded for uncertain tax positions for tax years that may be open. The federal tax returns for the Company are generally subject to examination by respective taxing authorities for three years after the returns are filed.

The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. Tax positions that are not deemed to meet a "more-likely-than-not" threshold, if any, are recorded as a tax expense on the accompanying statement of operations. As of December 31, 2024, the Company did not have any unrecognized tax liabilities in accordance with ASC Topic 740, Income Taxes. If the Company were required to recognize interest and penalties, if any, related to unrecognized tax benefits this would be recognized as income tax expense on the statement of operations.

In accordance with the State of New York Pass-Through Entity Tax (PTET) program, the Company has elected to treat PTET payments as member distributions rather than expenses for financial reporting purposes. As a result, PTET payments are recorded as reductions to the members' equity accounts rather than as income tax expense on the income statement. The Company did not incur any PTET liability for the year ended December 31, 2025.

e) Cash and Restricted Cash

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which at times may exceed Federally (FDIC) or Privately (SPIC) insured limits where no insurance is provided. At December 31, 2025, the Company had deposits of approximately $3,843,000 in excess of insured limited. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

At December 31, 2025, the Company had $505,496 of restricted cash, which consisted of a certificate of deposit at Chase Bank that backs a standby letter of credit collateralizing the Company's office lease.

Note 2 – Summary of Significant Accounting Policies (continued)

f) Due from Brokers

Due from brokers represents amounts primarily due from the Company's clearing broker or other counterparties for commission-based revenue and proprietary trading funds. Due from broker balances are recorded at net realizable value, which reflects amounts expected to be collected. These balances are reviewed periodically to ensure accuracy and completeness. The Company evaluates creditworthiness of its clearing brokers regularly. Although balances due from brokers typically include counterparties with high credit quality (e.g., regulated clearing firms), the Company evaluates whether any allowance for doubtful accounts is necessary. As of December 31, 2025, the allowance for credit losses amounted to approximately $5,961,000 (See Note 7 and Note 9).

g) Commissions Receivable

Commissions receivable represent amounts due from clients for services rendered under advisory, consulting or other fee-based arrangements. Revenue is recognized in accordance with ASC Topic 606 when the Company satisfies its performance obligation under each customer contract. The carrying amount of commissions receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all commissions receivable balances and based on an assessment of historical experience and current and expected future conditions affecting current creditworthiness, estimates the portion, if any, of the balance that will not be collected. As of December 31, 2025, there was no allowance for credit losses.

h) Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are stated at cost. Depreciation is computed using the straight-line depreciation method over the estimated useful lives ranging from 3 to 7 years.

The Company's policy is to capitalize any expenditures on equipment in excess of $500, any expenditures on office furniture and any expenditures on improvements to the office. There were no impairments of fixed assets assessed during the year ended December 31, 2025.

i) Fair Value Measurements

The Company carries its investments at fair value. ASC Topic 820, Fair Value Measurements and Disclosure, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date. ASC Topic 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 -   Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 -   Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant participant inputs are observable in active markets.

Note 2 – Summary of Significant Accounting Policies (continued)

i) **Fair Value Measurements (continued)**

Level 3 -   Fair values derived from inputs which are not observable in markets.

Equities listed on a national exchange are generally valued based on quoted prices from the exchange. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at last quoted bid price. The fair value of bonds are determined using recently executed transactions and market price quotations, when observable, from independent external parties, including brokers. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by management in accordance with GAAP. The resulting realized and unrealized gains and losses are included in trading income on the Statement of Operations.

Mortgage backed securities, for which the Company receives third-party pricing, are classified as Level 2 inputs as these bonds tend to be illiquid and thus pricing is based on similar bonds.

Level 3 equities are securities for which the Company holds physical certificates and for which there are no observable markets. When observable inputs are unavailable, the Company estimates fair value using valuation techniques that may include the price of recent financing transactions or other market indicators. Equities that the Company received as compensation for private placements are Level 3 inputs and are valued at the price of the most recent capital raise.

The Company is consistent in its valuation of Level 2 and Level 3 securities and believes its methods are appropriate. Estimated values could differ from values should a readily available market exist for such items. The table below summarizes the valuation of the Company's investments by fair value hierarchy levels as of December 31, 2025.

Securities owned, at fair value	Level 1	Level 2	Level 3	Total
Bonds	$ 732,540	$ -	$ -	$ 732,540
Mortgage-backed securities	-	961,278	-	961,278
Equities	2,119,570	-	1,835,844	3,955,414
Options	10,213	-	-	10,213
Total	$ 2,862,323	$ 961,278	$ 1,835,844	$ 5,659,445

Securities sold, not yet purchased, at fair value	Level 1	Level 2	Level 3	Total
Bonds	$ 1,081,570	$ -	$ -	$ 1,081,570
Options	50,625	-	-	50,625
Total	$ 1,132,195	$ -	$ -	$ 1,132,195

Note 2 – Summary of Significant Accounting Policies (continued)

i) Fair Value Measurements (concluded)

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2025.

	Beginning Balance	Unrealized Gains and (Losses) Related to Assets Held at Year-End	Realized Gains and (Losses) Related to Assets No Longer Held	Investment Banking Realized Gains and (Losses) No Positions Held at Year-End	Purchases, Issuances, and Settlements	Transfers In (Out)	Ending Balance
ASSETS							
Bonds	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Mortgage-backed securities	-	-	-	-	-	-	-
Equities	1,670,374	(42,510)	(11,279)	-	219,259	-	1,835,844
Total	$ 1,670,374	$ (42,510)	$ (11,279)	$ -	$ 219,259	$ -	$ 1,835,844
Liabilities							
Bonds	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Mortgage-backed securities	-	-	-	-	-	-	-
Equities							-
Total	$ -	$ -	$ -	$ -	$ -	$ -	$ -

j) Current Expected Credit Losses (CECL)

The Company accounts for expected credit losses in accordance with ASC Topic 326, Financial Instruments Credit Losses ("ASC 326"), which requires recognition of lifetime expected credit losses for financial assets measured at amortized cost. Financial assets subject to this guidance primarily include receivables from clearing brokers, investment banking receivables, and other receivables.

The Company estimates expected credit losses using a methodology that incorporates historical experience, current conditions, and reasonable supportable forecasts. The allowance for credit losses represents management's estimate of amounts not expected to be collected and is recorded as a reduction to the amortized cost basis of the related financial assets.

Note 2 – Summary of Significant Accounting Policies (continued)

j) Current Expected Credit Losses (CECL) (concluded)

The Company evaluates its financial assets based on shared risk characteristics. Receivables from large clearing firms are generally considered low risk due to the nature of the counterparties and short-term nature of the balances. Other receivables, including investment banking receivables and receivables from smaller counterparties, are evaluated on a pooled basis and are generally subject to higher credit risk. The Company records an allowance for credit losses on these receivables when collectability is uncertain.

The allowance for credit losses primarily related to higher-risk receivables evaluated on a pooled basis. Management believes the allowance recorded at December 31, 2025, is appropriate based on the information available.

k) Leases

The Company recognizes and measures its leases in accordance with ASC Topic 842, Leases. The Company is a lessee in non-cancellable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use (ROU) asset at the commencement date of the lease.

The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate, and are measured using the index or rate at the commencement date. Lease payments, including variable payments based on an index or rate, are remeasured when any of the following events occur: the lease is modified, and the modification is not accounted for as a separate contract; certain contingencies related to variable lease payments are resolved; or there is a reassessment of the lease term, purchase options, or amounts that are probable of being owed under a residual value guarantee.

Since the implicit rates of the leases are not readily determinable, the Company uses its estimated incremental borrowing rate as the discount rate based on information available at the commencement date. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The ROU asset is measured at the commencement date at the amount of initially measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received; plus, any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (i.e., present value of the remaining lease payments), plus any unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Note 2 – Summary of Significant Accounting Policies (concluded)

k) Leases (concluded)

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with our short-term leases on a straight-line basis over the lease term.

l) Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses. The use of estimates affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in members' equity from operations during the reporting period. Actual results could differ from those estimates, and the differences may be material.

m) Segment Reporting

On January 1, 2024, the Company adopted the Financial Accounting Standards Board ("FASB") issued ASU 2023-07: Improvements to Reportable Segment Disclosures. This ASU, which amends Topic 820: Segment Reporting, improves disclosure requirements for reportable segments and enhances disclosures for companies with single reportable segments. The Company has a single reportable segment based on the nature of its services and regulatory environment under which it operates. The nature of business and the accounting policies of the segment are the same as described throughout Note 1 and 2. The Company's Chief Operating Decision Maker ("CODM") is the CEO. The CODM assesses reportable segment's performance and allocates resources for the reportable segment based on net income which are the same amounts in all material respects as those reported on the Statement of operations.

Note 3 – Commitments and Contingencies

Leases

The Company rents its primary office space pursuant to a lease agreement expiring May 31, 2029, as well as a satellite office pursuant to a lease agreement expiring February 28, 2026. The Company classifies these leases as operating leases. The lease for the primary office contains a renewal option for a period of five years. Because the Company is not reasonably certain to exercise this renewal option, the optional period is not included in determining the lease term, and associated payments used to determine the lease liability. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Leases with an initial term of 12 months or less are not recorded on the balance sheet. Lease expense is recognized for these leases on a straight-line basis over the term of the lease. In addition, the Company subleases office space to third parties.

Note 3 – Commitments and Contingencies (continued)

Leases (concluded)

Total lease expense for the year ended December 31, 2025 is comprised of the following:

Operating lease costs	$ 1,343,939
Short-term lease expense	31,245
Total lease cost	$ 1,375,184

Total lease cost of $1,375,184 is included in the Lease expense line item on the Statement of Operations. Sublease income, included in other income, amounted to approximately $353,000.

Amounts reported in the balance sheet as of December 31, 2025, are as follows:

Operating Leases:	
Operating lease ROU assets	$ 3,581,366
Operating lease liabilities	4,187,975

Other information related to leases as of December 31, 2025, was as follows:

Supplemental cash flow information	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flow from operating leases	$1,436,027
Weighted-average remaining lease term:	
Operating leases	3.35
Weighted-average discount rate:	
Operating leases	6.0%

Maturities of lease liabilities under operating leases for the years ended December 31, are as follows:

2026	$ 1,364,527
2027	1,381,003
2028	1,415,528
2029	602,040
Total undiscounted lease payments	$ 4,763,098
Less interest	(575,123)
Total lease liabilities	$ 4,187,975

The Company established a standby letter of credit that expires on May 31, 2029 in the amount of $470,314, which is collateralized by a certificate of deposit to secure the lease.

Note 3 – Commitments and Contingencies (continued)

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 4 – Concentrations and Credit Risk

Clearing and Depository Concentrations

The clearing and depository operation for the Company's securities transactions are provided primarily by two SEC-registered brokerage firms (RBC Capital Markets LLC and Mirae Asset Securities (USA) Inc.), each pursuant to fully-disclosed clearing agreements. At December 31, 2025, due from brokers of $4,897,333 and clearing deposits of $750,000 are held by and due from these brokerage firms with approximately 88% attributable to RBC Capital Markets LLC and 12% attributable to Mirae Asset Securities (USA) Inc.

For the year-ended December 31, 2025, approximately 78% of the Company's trading volume was cleared at RBC Capital Markets LLC and approximately 22% was cleared at Mirae Asset Securities (USA) Inc.

Financial Statements with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to their obligations to the Company and the Company's ability to liquidate collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

ODEON CAPITAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

Note 5 – Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following at December 31, 2025:

Furniture and fixtures and machinery and equipment	$	1,071,774
Capital and leasehold improvements		117,521
		1,189,295
Less: accumulated depreciation		(988,959)
	$	200,336

Note 6 – Related Party Transactions

Shared Services Agreement

The Company has an expense shared agreement ("ESA") with its affiliate, Odeon Capital Advisors LLC ("OCA"). The terms of the agreement grant the Company the right to be reimbursed for certain expenses of OCA paid by the Company. For the year ended December 31, 2025, the Company had accrued $388,072 in reimbursable expenses under the ESA. The Company is also owed approximately $2,900 from employees.

Note 7 – Pending Litigation

As of December 31, 2025. the Company was engaged in litigation, as a plaintiff, in two separate lawsuits. On February 22, 2024, the Company filed an arbitration claim with FINRA Dispute Resolution against one of its former clearing firms. The Statement of Claim alleges that the Company's former clearing firm converted over $3.8 million of the Company's funds from its clearing deposit account without any legal basis. The Statement of Claim seeks to recover the amounts converted, plus interest, punitive damages, and such other relief as the arbitrators deem equitable and just. The arbitration commenced in March 2025 and will continue through 2026 and the Company intends to vigorously pursue its claim to full recovery of the amounts owed, with interest, plus such other relief as the court deems equitable and just. The Company recorded a full allowance against the receivable balance.

On February 27, 2025, the Company filed a claim against another former clearing firm for approximately $2.2 million. The amount sought represent monies alleged to be owed to Odeon following the termination of the clearing relationship between the Company and its former clearing firm. The clearing has contested the amounts owed, and in a counterclaim, alleges that the Company owes $1.2 million to its former clearing firm. The Company recorded a full allowance against the receivable balance. This dispute was resolved on April 17, 2026 with both parties' claims having been denied in their entirety.

Note 8 – Net Capital Requirement under Rule 15c3-1 of the Securities and Exchange Commission

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness," as defined. At December 31, 2025, the Company had net capital of $4,976,117 which was $4,122,947 in excess of its required net capital of $853,170. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At December 31, 2025, the ratio of "Aggregate Indebtedness" to "Net Capital" was 2.57 to 1.

Note 9 -Employee Benefit Plan

The Company sponsors a defined contributions 401(k) profit sharing plan that covers substantially all of its full-time employees meeting certain eligibility requirements. The Company has the annual option to contribute to the plan.

Note 10 – Subsequent Events

The Company has evaluated events and transactions that occurred through the date the financial statements were issued, for possible disclosure and recognition in the financial statements. See Note 7. There are no additional subsequent events that would require disclosure or recognition in the financial statements.